UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AMERISOURCEBERGEN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03073E105

(CUSIP Number)

Thomas J. Sabatino, Jr.

Executive Vice President, Global Chief Legal and Administrative

Officer and Corporate Secretary

Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2500

With a copy to:

Andrew R. Brownstein

Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D

CUSIP No. 03073E105

1	Name of Reporting Person WAB Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Pharmacy Strategies, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Bond Drug Company of Illinois, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Eastern Co., Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Arizona Drug Co.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Hastings Co.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nebraska
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen International Investments LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person WBA Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Co.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Alliance Boots Luxembourg S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Grand Duchy of Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Alliance Boots Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person AB Acquisitions UK Holdco 7 Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person AB Acquisitions Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Alliance Boots International Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Alliance Boots Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person AB Acquisitions UK Topco Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person AB Acquisitions Luxco 1 S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Grand Duchy of Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Alliance Boots GmbH
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Swiss International GmbH
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Ontario Holdings WBA Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen International S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Grand Duchy of Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Superior Bermuda GP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) PN

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Superior Luxco 3 S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Grand Duchy of Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Boots Alliance Scottish LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) PN

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person WBA 1 Scottish LLP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) PN

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Superior Luxco 2 S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Grand Duchy of Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Superior Luxco 1 S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Grand Duchy of Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Investments Luxembourg SCS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Grand Duchy of Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Investments Co
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Boots Alliance, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 11,461,043
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,461,043
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,461,043
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%*
14	Type of Reporting Person (See Instructions) HC, CO

*	This calculation is based on 218,691,869 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2014.

Item 2.	Identity and Background.

This Amendment No. 1 is being filed by: (i) WAB Holdings LLC, a Delaware limited liability company (“WAB Holdings”); (ii) Walgreens Pharmacy Strategies, LLC, an Illinois limited liability company (“WPS”); (iii) Bond Drug Company of Illinois, LLC, an Illinois limited liability company (“Bond Drug”); (iv) Walgreen Eastern Co., Inc., a New York corporation (“WEC”); (v) Walgreen Arizona Drug Co., an Arizona corporation (“WADC”); (vi) Walgreen Hastings Co., a Nebraska corporation (“WHC”); (vii) Walgreen International Investments LLC, a Delaware limited liability company (“Walgreen International Investments”); (viii) WBA Investments, LLC, a Delaware limited liability company (“WBA Investments”); (ix) Walgreen Co., an Illinois corporation (“Walgreen”); (x) Alliance Boots Luxembourg S.à r.l, a Luxembourg société à responsabilité limitée (limited liability company) (“AB Luxembourg”); (xi) Alliance Boots Holdings Limited, a private limited liability company organized under the laws of England and Wales (“AB Holdings”); (xii) AB Acquisitions UK Holdco 7 Limited, a private limited liability company organized under the laws of England and Wales (“AB UK Holdco 7”); (xiii) AB Acquisitions Limited, a private limited liability company organized under the laws of England and Wales (“AB Acquisitions”); (xiv) Alliance Boots International Limited, a private limited liability company organized under the laws of England and Wales (“AB International”); (xv) Alliance Boots Limited, a private limited liability company organized under the laws of England and Wales (“AB Limited”); (xvi) AB Acquisitions UK Topco Limited, a private limited liability company organized under the laws of England and Wales (“AB UK Topco”); (xvii) AB Acquisitions Luxco 1 S.à r.l., a Luxembourg société à responsabilité limitée (limited liability company) (“AB Luxco 1”); (xviii) Alliance Boots GmbH, a Swiss Gesellschaft mit beschränkter Haftung (limited liability company) (“Alliance Boots”); (xix) Walgreen Swiss International GmbH, a Swiss Gesellschaft mit beschränkter Haftung (limited liability company) (“Walgreen Swiss”); (xx) Ontario Holdings WBA Limited, a private limited liability company organized under the laws of England and Wales (“Ontario”); (xxi) Walgreen International S.à r.l., a Luxembourg société à responsabilité limitée (limited liability company) (“Walgreen International”); (xxii) Superior Bermuda GP, a Bermuda General Partnership (“Superior Bermuda”); (xxiii) Superior Luxco 3 S.à r.l., a Luxembourg société à responsabilité limitée (limited liability company) (“Superior Luxco 3”); (xxiv) Walgreens Boots Alliance Scottish LP, a private limited partnership organized under the laws of England and Wales (“WBA Scottish”); (xxv) WBA 1 Scottish LLP, a private limited liability partnership organized under the laws of England and Wales (“WBA Scottish 1”); (xxvi) Superior Luxco 2 S.à r.l., a Luxembourg société à responsabilité limitée (limited liability company) (“Superior Luxco 2”); (xxvii) Superior Luxco 1 S.à r.l., a Luxembourg société à responsabilité limitée (limited liability company) (“Superior Luxco 1”); (xxviii) Walgreen Investments Luxembourg SCS, a Luxembourg société en commandite simple (limited partnership) (“Walgreen Investments Lux”); (xxix) Walgreen Investments Co, a Delaware corporation (“WIC”); and (xxx) Walgreens Boots Alliance, Inc. a Delaware Corporation (“WBA”). WAB Holdings, WPS, Bond Drug, WEC, WADC, WHC, Walgreen International Investments, WBA Investments, Walgreen, AB Luxembourg, AB Holdings, AB UK Holdco, AB Acquisitions, AB International, AB Limited, AB UK Topco, AB Luxco 1, Alliance Boots, Walgreen Swiss, Ontario, Walgreen International, Superior Bermuda, Superior Luxco 3, WBA Scottish, WBA Scottish 1, Superior Luxco 2, Superior Luxco 1, Walgreen Investments Lux, WIC and WBA are collectively referred to as the “Reporting Persons.”

On December 31, 2014 Walgreen and WBA completed their previously announced reorganization pursuant to the Reorganization Merger Agreement, dated as of October 17, 2014, as amended (the “Reorganization Merger Agreement”), by and among WBA, Walgreen and Ontario Merger Sub, Inc., an Illinois corporation and a wholly owned subsidiary of WBA (“Merger Sub”). Pursuant to the Reorganization Merger Agreement, on December 31, 2014 Merger Sub merged (the “Reorg Merger”) with and into Walgreen, with Walgreen surviving the Reorg Merger as a wholly owned subsidiary of WBA. On December 31, 2014, following the completion of the Reorg Merger, WBA completed the previously announced acquisition of the remaining 55% of Alliance Boots that Walgreen did not previously own (the “Step 2 Acquisition”). As a result of the completion of the Step 2 Acquisition, Alliance Boots is now an indirect, wholly-owned subsidiary of WBA.

As a result of the completion of the Step 2 Acquisition, the following individuals and entities are no longer Reporting Persons: AB Acquisitions Holdings Limited, a private company limited by shares organized under the laws of Gibraltar; Alliance Santé Participations S.A., a Luxembourg société anonyme (corporation); NEWCIP S.A., a Luxembourg société anonyme (corporation); Stefano Pessina, a Monaco citizen; KKR Sprint (2006) Limited, a Cayman Islands exempted limited company; KKR 2006 Fund (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership; KKR Associates 2006 (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership; KKR 2006 Limited, a Cayman Islands exempted limited company; KKR Sprint (European II) Limited, a Cayman Islands exempted limited company; KKR European Fund II, Limited Partnership, a Cayman Islands exempted limited partnership; KKR Associates Europe II, Limited Partnership, a Cayman Islands exempted limited partnership; KKR Europe II Limited, a Cayman Islands exempted limited company; KKR Sprint (KPE) Limited, a Cayman Islands exempted limited company; KKR PEI Investments, L.P., a Guernsey limited partnership; KKR PEI Associates, L.P., a Guernsey limited partnership; KKR PEI GP Limited, a Cayman Islands exempted limited company; KKR Fund Holdings LP, a Cayman Islands exempted limited partnership; KKR Fund Holdings GP Limited, a Cayman Islands exempted limited company; KKR Group Holdings L.P., a Cayman Islands exempted limited partnership; KKR Group Limited, a Cayman Islands exempted limited company; KKR & Co. L.P., a Delaware limited partnership; KKR Management LLC, a Delaware limited liability company; Henry R. Kravis, a United

States citizen; and George R. Roberts, a United States citizen (collectively, the “Former Reporting Persons”). Because Alliance Boots is now wholly-owned, indirectly, by WBA, the Former Reporting Persons no longer have a beneficial ownership interest in the Issuer by virtue of their former indirect ownership of Alliance Boots prior to the Step 2 Acquisition. As a result of the completion of the Step 2 Acquisition, the Joint Filing Agreement attached as Exhibit 99.1 to the Schedule 13D has been terminated.

All of the shares of Common Stock, par value $0.01 per share (“Common Stock”), reported by the Reporting Persons in this Schedule 13D are held of record by WAB Holdings. WAB Holdings was formed solely for the purpose of investing in the Issuer. WAB Holdings is jointly-owned directly by WPS and AB Luxembourg. WPS is a direct wholly-owned subsidiary of Bond Drug. Bond Drug is a direct wholly-owned subsidiary of WEC. WEC is a direct wholly-owned subsidiary of WADC. WADC is a direct wholly-owned subsidiary of WHC. WHC is a direct wholly-owned subsidiary of Walgreen. Walgreen is a direct wholly-owned subsidiary of WBA.

AB Luxembourg is a direct wholly-owned subsidiary of AB Holdings. AB Holdings is a direct wholly-owned subsidiary of AB UK Holdco 7. AB UK Holdco 7 is a direct wholly-owned subsidiary of AB Acquisitions. AB Acquisitions is a direct wholly-owned subsidiary of AB International. AB International is a direct wholly-owned subsidiary of AB Limited. AB Limited is a direct wholly-owned subsidiary of AB UK Topco. AB UK Topco is a direct wholly-owned subsidiary of AB Luxco 1. AB Luxco 1 is a direct wholly-owned subsidiary of Alliance Boots. Alliance Boots is jointly-owned directly by Walgreen Swiss and Ontario. Walgreen Swiss is a direct wholly-owned subsidiary of Ontario. Ontario is a direct wholly-owned subsidiary of Walgreen International. Walgreen International is a direct wholly-owned subsidiary of Superior Bermuda. Superior Bermuda is jointly-owned directly by Superior Luxco 3 and WBA Scottish. Superior Luxco 3 is a direct wholly-owned subsidiary of WBA Scottish. WBA Scottish is jointly-owned directly by WBA 1 Scottish, Superior Luxco1 and Superior Luxco 2. WBA 1 Scottish is jointly-owned directly by Superior Luxco 1 and Superior Luxco 2. Superior Luxco 2 is a direct wholly-owned subsidiary of Superior Luxco 1. Superior Luxco 1 is a direct wholly-owned subsidiary of Walgreen Investments Lux. Walgreen Investments Lux is jointly-owned directly by WBA Investments and Walgreen International Investments. Walgreen International Investments is a direct wholly-owned subsidiary of WBA Investments. WBA Investments is a direct wholly-owned subsidiary of WIC. WIC is a direct wholly-owned subsidiary of Walgreen.

WBA, together with its subsidiaries, including the Reporting Persons, is a global pharmacy-led, health and wellbeing enterprise.

The principal business office of WAB Holdings, WPS, Bond Drug, WEC, WADC, WHC, Walgreen International Investments, WBA Investments, Walgreen, WIC and WBA is:

c/o Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015.

The principal business office of AB Luxembourg and AB Luxco 1 is:

59, rue de Rollingergrund

Luxembourg L-2440

Grand Duchy of Luxembourg.

The principal business office of AB Holdings, AB UK Holdco 7, AB Acquisitions, AB International, AB Limited, and AB UK Topco is:

Sedley Place, 4th Floor

361 Oxford Street

London W1C 2JL

United Kingdom.

The principal business office of Alliance Boots is:

Untermattweg 8

3027 Bern

Switzerland.

The principal business office of Walgreen Swiss is:

Zug, c/o ABT Treuhandgesellschaft AG

Alte Steinhauserstrasse 1

6330 Cham.

The principal business office of Ontario is:

21 St Thomas Street

Bristol BS1 6J2

United Kingdom.

The principal business office of Walgreen International, Superior Luxco 3, Superior Luxco 2 and Superior Luxco 1 is:

46A, Avenue J.F. Kennedy

Luxembourg, L-1855

Grand Duchy of Luxembourg.

The principal business office of Superior Bermuda is:

3rd floor, Par La Ville Place

14 Par-la-Ville Rd

Hamilton HM 08, Bermuda.

The principal business office of WBA Scottish and WBA Scottish 1 is:

50 Lothian Road

Festival Square

Edinburgh EH3 9WJ.

The principal business office of Walgreen Investments Lux is:

2, Rue Joseph Hackin

L 1746 Luxembourg City

Grand Duchy of Luxembourg.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case, of each director and executive officer of the Reporting Persons, as applicable.

During the last five years, each Reporting Person and, to the knowledge of such Reporting Person, each person listed in Annex A with respect to such Reporting Person, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 4	Purpose of Transaction

Item 4 is hereby amended by adding the following:

Pursuant to the Shareholders Agreement, WBA, as successor to Walgreen, is entitled to designate one director (the “WBA Designee”) to the Board of the Issuer. Effective as of January 9, 2015, Gregory D. Wasson, the WBA Designee, resigned from his position on the Board of the Issuer. WBA designated Ornella Barra, Executive Vice President of WBA and Chief Executive of Global Wholesale and International Retail, as the replacement WBA Designee. Ms. Barra was appointed by the Board to serve as a director of the Issuer on January 16, 2015. In her capacity as a director of the Issuer, Ms. Barra may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

(a and b) The ownership percentages set forth below are based on 218,691,869 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on November 25, 2014.

As previously reported, WAB Holdings may be deemed to beneficially own 11,461,043 shares of Common Stock, representing approximately 5.2% of the total number of shares of Common Stock outstanding. By virtue of relationships reported in Item 2, each of the Reporting Persons may be deemed to share the power to vote or direct to vote or to direct the voting of, and to dispose of or to direct the disposition of, such shares of Common Stock. As a result of the foregoing, each of the Reporting Persons may be deemed to beneficially own such shares of Common Stock that may be beneficially owned by WAB Holdings.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than WAB Holdings) that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The Reporting Persons have not effected any transaction in shares of Common Stock in the past 60 days.

(d) Not applicable

(e) The information set forth in the second and third paragraphs of Item 2 of this Amendment No. 1 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On December 31, 2014, Walgreen delivered a notice (the “Notice”) to the Issuer and Alliance Boots pursuant to Section 5.6 of the Framework Agreement providing that WBA will be, and will be deemed to be, Walgreen’s successor and that the Transaction Documents (as defined in the Framework Agreement) will be binding upon and inure to the benefit of WBA as successor to Walgreen. The Issuer acknowledged receipt of the Notice and confirmed that the Issuer accepted WBA as a successor to Walgreen under the Transaction Documents. The foregoing description of the Notice is qualified in its entirety by reference to the full text of the Notice, which is attached as Exhibit 99.11 hereto and is incorporated herein by reference.

The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated by reference in this Item 6.

Item 7	Materials to be Filed as Exhibits

Exhibit	Description of Exhibits

99.11*	Notice, dated as of December 31, 2014, provided by Walgreen Co. to AmerisourceBergen Corporation and Alliance Boots GmbH.

99.12*	Joint Filing Agreement, dated January 16, 2015

*	Filed herewith

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WAB HOLDINGS LLC

By:	/s/ Dan Morrell
Name:	Dan Morrell
Title:	Manager

By:	/s/ Jason Dubinsky
Name:	Jason Dubinsky
Title:	Manager

By:	/s/ Marco Pagni
Name:	Marco Pagni
Title:	Manager

By:	/s/ Gordon Farquhar
Name:	Gordon Farquhar
Title:	Manager

WALGREENS PHARMACY STRATEGIES, LLC

By:	/s/ John A. Mann
Name:	John A. Mann
Title:	Vice President

BOND DRUG COMPANY OF ILLINOIS, LLC

By:	/s/ John A. Mann
Name:	John A. Mann
Title:	Vice President

WALGREEN EASTERN CO., INC.

By:	/s/ John A. Mann
Name:	John A. Mann
Title:	Vice President

WALGREEN ARIZONA DRUG CO.

By:	/s/ John A. Mann
Name:	John A. Mann
Title:	Vice President

WALGREEN HASTINGS CO.

By:	/s/ John A. Mann
Name:	John A. Mann
Title:	Vice President

WALGREEN INTERNATIONAL INVESTMENTS LLC
By: Walgreen Investments Co, Member

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	President

WBA INVESTMENTS, LLC

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	President

WALGREEN CO.

By:	/s/ John A. Mann
Name:	John A. Mann
Title:	Assistant Secretary

ALLIANCE BOOTS LUXEMBOURG S.à r.l

By:	/s/ Wolfgang Zettel
Name:	Wolfgang Zettel
Title:	Manager

By:	/s/ Jean-Paul Goerens
Name:	Jean-Paul Goerens
Title:	Manager

ALLIANCE BOOTS HOLDINGS LIMITED

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

AB ACQUISITIONS UK HOLDCO 7 LIMITED

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

AB ACQUISITIONS LIMITED

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

ALLIANCE BOOTS INTERNATIONAL LIMITED

By:	/s/ Marco Pagni
Name:	Marco Pagni
Title:	Director

ALLIANCE BOOTS LIMITED

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

AB ACQUISITIONS UK TOPCO LIMITED

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

AB ACQUISITIONS LUXCO 1 S.à r.l

By:	/s/ Wolfgang Zettel
Name:	Wolfgang Zettel
Title:	Manager

By:	/s/ Jean-Paul Goerens
Name:	Jean-Paul Goerens
Title:	Manager

ALLIANCE BOOTS GmbH

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

WALGREEN SWISS INTERNATIONAL GmbH

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Director

ONTARIO HOLDINGS WBA LIMITED

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Director

WALGREEN INTERNATIONAL S.à r.l

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

SUPERIOR BERMUDA GP
By: Superior Luxco 3 S.à r.l, Partner

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

SUPERIOR LUXCO 3 S.à r.l

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

WALGREENS BOOTS ALLIANCE SCOTTISH LP
By:	Superior Luxco 1 S.à r.l, Partner

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

WBA 1 SCOTTISH LLP
By:	Superior Luxco 1 S.à r.l, Partner

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

SUPERIOR LUXCO 2 S.à r.l

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

SUPERIOR LUXCO 1 S.à r.l

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

WALGREEN INVESTMENTS LUXEMBOURG SCS
By: WBA Investments, LLC, Partner

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	President

WALGREEN INVESTMENTS CO

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	President

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Thomas J. Sabatino, Jr.
Name:	Thomas J. Sabatino, Jr.
Title:	Executive Vice President, Global Chief Legal and Administrative Officer and Corporate Secretary

Date: January 16, 2015

ANNEX A

WAB HOLDINGS, LLC

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015.

Jason Dubinsky

Citizenship: United States

Present Principal Occupation: Assistant Treasurer, Walgreens Boots Alliance, Inc.

Dan Morrell

Citizenship: United States

Present Principal Occupation: Assistant Treasurer, Walgreens Boots Alliance, Inc.

Gordon Farquhar

Citizenship: United Kingdom

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Managing Director, Boots International

Marco Pagni

Citizenship: United Kingdom

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Group Legal Counsel & Chief Administrative Officer, Alliance Boots

WALGREENS PHARMACY STRATEGIES, LLC

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all officers listed below are United States citizens.

Richard Ashworth, Vice President

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Jeffrey Berkowitz, Vice President

Present Principal Occupation: Executive Vice President of Walgreens Boots Alliance, Inc. and President of

Pharma and Global Market Access

Michael Felish, Assistant Treasurer

Present Principal Occupation: Director, Tax Counsel and Tax Compliance, Walgreen Co.

John A. Mann, Vice President

Present Principal Occupation: Divisional Vice President, Tax, Walgreen Co.

Brad Wasson, Vice President

Present Principal Occupation: Vice President, Pharmacy Services: Specialty Solutions Groups-Administration, Walgreen Co.

BOND DRUG COMPANY OF ILLINOIS, LLC

MANAGERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all managers listed below are United States citizens.

Mark A. Wagner

Present Principal Occupation: President, Operations and Community Management, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all officers listed below are United States Citizens.

Michael Felish, Assistant Treasurer

Present Principal Occupation: Director, Tax Counsel and Tax Compliance, Walgreen Co.

John A. Mann, Vice President

Present Principal Occupation: Divisional Vice President, Tax, Walgreen Co.

Richard N. Steiner, Vice President

Present Principal Occupation: Director, Community and Real Estate Law: Eastern Region, Walgreen Co.

Mark A. Wagner, President

Present Principal Occupation: President, Operations and Community Management, Walgreen Co.

WALGREEN EASTERN CO., INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all directors listed below are United States citizens.

Mark A. Wagner

Present Principal Occupation: President, Operations and Community Management, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all officers listed below are United States citizens.

Michael Felish, Assistant Treasurer

Present Principal Occupation: Director, Tax Counsel and Tax Compliance, Walgreen Co.

Joseph H. Greenberg, Vice President

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

John A. Mann, Vice President

Present Principal Occupation: Divisional Vice President, Tax, Walgreen Co.

Michael Redstone, Assistant Secretary

Present Principal Occupation: Director, Community and Real Estate Law: Southwest Region, Walgreen Co.

Richard N. Steiner, Vice President

Present Principal Occupation: Director, Community and Real Estate Law: Eastern Region, Walgreen Co.

Mark A. Wagner, President

Present Principal Occupation: President, Operations and Community Management, Walgreen Co.

WALGREEN ARIZONA DRUG CO.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all directors listed below are United States citizens.

Mark A. Wagner

Present Principal Occupation: President, Operations and Community Management, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all officers listed below are United States citizens.

Jason Dubinsky, Treasurer

Present Principal Occupation: Assistant Treasurer, Walgreens Boots Alliance, Inc.

Michael Felish, Assistant Treasurer

Present Principal Occupation: Director, Tax Counsel and Tax Compliance, Walgreen Co.

Joseph H. Greenberg, Assistant Secretary, Vice President

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

John A. Mann, Vice President

Present Principal Occupation: Divisional Vice President, Tax, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Assistant Treasurer, Walgreens Boots Alliance, Inc.

Richard N. Steiner, Vice President

Present Principal Occupation: Director, Community and Real Estate Law: Eastern Region, Walgreen Co.

Mark A. Wagner, President

Present Principal Occupation: President, Operations and Community Management, Walgreen Co.

WALGREEN HASTINGS CO.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all directors listed below are United States citizens.

Mark A. Wagner

Present Principal Occupation: President, Operations and Community Management, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all officers listed below are United States citizens.

Jason Dubinsky, Treasurer

Present Principal Occupation: Assistant Treasurer, Walgreens Boots Alliance, Inc.

Michael Felish, Assistant Treasurer

Present Principal Occupation: Director, Tax Counsel and Tax Compliance, Walgreen Co.

Joseph H. Greenberg, Assistant Secretary, Vice President

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

John A. Mann, Vice President

Present Principal Occupation: Divisional Vice President, Tax, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Assistant Treasurer, Walgreens Boots Alliance, Inc.

Richard N. Steiner, Vice President

Present Principal Occupation: Director, Community and Real Estate Law: Eastern Region, Walgreen Co.

Mark A. Wagner, President

Present Principal Occupation: President, Operations and Community Management, Walgreen Co.

WBA INVESTMENTS, LLC

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all officers listed below are United States citizens.

Joseph H. Greenberg, President

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

WALGREEN INVESTMENTS CO

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all directors listed below are United States citizens

Joseph H. Greenberg

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all officers listed below are United States citizens

Joseph H. Greenberg, President

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

WALGREEN CO.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all directors listed below are United States citizens except for Alexander Gourlay, who is a citizen of the United Kingdom.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President,

Walgreen Co.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Mark A. Wagner

Present Principal Occupation: President, Operations and Community Management, Walgreen Co.,

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all officers listed below are United States citizens, except for Alexander Gourlay, who is a citizen of the United Kingdom.

Alexander Gourlay

Present Principal Occupation: Present Principal Occupation: Executive Vice President of Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Alan Nielsen

Present Principal Occupation: Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Jan S. Reed

Present Principal Occupation: Senior Vice President, General Counsel and Secretary

John A. Mann

Present Principal Occupation: Divisional Vice President, Tax, Walgreen Co.

Michael Felish

Present Principal Occupation: Director, Tax Counsel and Tax Compliance, Walgreen Co.

Sona Chawla

Present Principal Occupation: President, Digital and Chief Marketing Officer, Walgreen Co.

Mark A. Wagner

Present Principal Occupation: President of Operations and Community Management, Walgreen Co.

Linda Filler

Present Principal Occupation: President of Retail Products and Chief Merchandising Officer, Walgreen Co.

ALLIANCE BOOTS LUXEMBOURG S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 59, rue de Rollingergrund, L-2440 Luxembourg, Grand Duchy of Luxembourg. To the knowledge of WBA all managers (gérants) listed below are citizens of the Grand Duchy of Luxembourg, except for Wolfgang Zettel and Stefan Lambert, each of whom is a citizen of the Federal Republic of Germany.

Wolfgang Zettel

Present Principal Occupation: Director, AVEGA S.à r.l.

Stefan Lambert

Present Principal Occupation: Director, AVEGA S.à r.l.

Simone Retter

Present Principal Occupation: Lawyer

Jean-Paul Goerens

Present Principal Occupation: Lawyer

ALLIANCE BOOTS HOLDINGS LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Aidan G. Clare

Present Principal Occupation: Group Treasurer, Alliance Boots

Citizenship: Republic of Ireland

Martin C. Delve

Present Principal Occupation: Group Financial Controller, Alliance Boots

Citizenship: United Kingdom

Frank Standish

Present Principal Occupation: Group Company Secretary, Alliance Boots

Citizenship: Republic of Ireland

OFFICERS

Frank Standish is also the Company Secretary.

Other than the foregoing, Alliance Boots Holdings Limited has no other directors or executive officers.

AB ACQUISITIONS UK HOLDCO 7 LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Aidan G. Clare

Present Principal Occupation: Group Treasurer, Alliance Boots

Citizenship: Republic of Ireland

Martin C. Delve

Present Principal Occupation: Group Financial Controller, Alliance Boots

Citizenship: United Kingdom

Frank Standish

Present Principal Occupation: Group Company Secretary, Alliance Boots

Citizenship: Republic of Ireland

OFFICERS

Frank Standish is also the Company Secretary.

Other than the foregoing, AB Acquisitions UK Holdco 7 Limited has no other directors or executive officers.

AB ACQUISITIONS LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Aidan G. Clare

Present Principal Occupation: Group Treasurer, Alliance Boots

Citizenship: Republic of Ireland

Martin C. Delve

Present Principal Occupation: Group Financial Controller, Alliance Boots

Citizenship: United Kingdom

Frank Standish

Present Principal Occupation: Group Company Secretary, Alliance Boots

Citizenship: Republic of Ireland

OFFICERS

Frank Standish is also the Company Secretary.

Other than the foregoing, AB Acquisitions Limited has no other directors or executive officers.

ALLIANCE BOOTS INTERNATIONAL LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Ornella Barra

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President and Chief Executive Global Wholesale and International Retail

Citizenship: Monaco

George R. Fairweather

Present Principal Occupation: Group Finance Director, Alliance Boots

Citizenship: United Kingdom

Kenneth Murphy

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Global Brands

Citizenship: United Kingdom

Marco Pagni

Present Principal Occupation: Group Legal Counsel & Chief Administrative Officer, Alliance Boots

Citizenship: United Kingdom

Stefano Pessina

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Acting Chief Executive Officer, Walgreens Boots Alliance, Inc.

Citizenship: Monaco

Simon Roberts

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Boots

Citizenship: United Kingdom

OFFICERS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Frank Standish, Company Secretary

Present Principal Occupation: Group Company Secretary, Alliance Boots

Citizenship: Republic of Ireland

Other than the foregoing, Alliance Boots International Limited has no other directors or executive officers.

ALLIANCE BOOTS LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Aidan G. Clare

Present Principal Occupation: Group Treasurer, Alliance Boots

Citizenship: Republic of Ireland

Martin C. Delve

Present Principal Occupation: Group Financial Controller, Alliance Boots

Citizenship: United Kingdom

George R. Fairweather

Present Principal Occupation: Group Finance Director, Alliance Boots

Citizenship: United Kingdom

Frank Standish

Present Principal Occupation: Group Company Secretary, Alliance Boots

Citizenship: Republic of Ireland

OFFICERS

Frank Standish is also the Company Secretary.

Other than the foregoing, Alliance Boots Limited has no directors or executive officers.

AB ACQUISITIONS UK TOPCO LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Aidan G. Clare

Present Principal Occupation: Group Treasurer, Alliance Boots

Citizenship: Republic of Ireland

Martin C. Delve

Present Principal Occupation: Group Financial Controller, Alliance Boots

Citizenship: United Kingdom

Frank Standish

Present Principal Occupation: Group Company Secretary, Alliance Boots

Citizenship: Republic of Ireland

OFFICERS

Frank Standish is also the Company Secretary.

Other than the foregoing, AB Acquisitions UK Topco Limited has no other directors or executive officers.

AB ACQUISITIONS LUXCO 1 S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 59, rue de Rollinggergrund, L-2440 Luxembourg, Grand Duchy of Luxembourg. To the knowledge of WBA all managers (gérants) listed below are citizens of the Grand Duchy of Luxembourg, except for Wolfgang Zettel and Stefan Lambert, each of whom is a citizen of the Federal Republic of Germany.

Wolfgang Zettel

Present Principal Occupation: Director, AVEGA S.à r.l.

Stefan Lambert

Present Principal Occupation: Director, AVEGA S.à r.l.

Simone Retter

Present Principal Occupation: Lawyer

Jean-Paul Goerens

Present Principal Occupation: Lawyer

ALLIANCE BOOTS GmbH

DIRECTORS

Stefano Pessina

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice Chairman Responsible for Strategy and Mergers and Acquisitions, Walgreens Boots Alliance, Inc.

Citizenship: Monaco

Ornella Barra

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President and Chief Executive Global Wholesale and International Retail

Citizenship: Monaco

George R. Fairweather

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Group Finance Director, Alliance Boots

Citizenship: United Kingdom

Marco Pagni

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Group Legal Counsel & Chief Administrative Officer, Alliance Boots

Citizenship: United Kingdom

Dominic P. Murphy

Business Address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Present Principal Occupation: Individual Partner, Kohlberg Kravis Roberts & Co. Partners LLP.

Citizenship: Republic of Ireland

Mattia Caprioli

Business Address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Present Principal Occupation: Individual Partner, Kohlberg Kravis Roberts & Co. Partners LLP.

Citizenship: Italy

Sergio D’Angelo

Business Address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Present Principal Occupation: Individual Partner, Kohlberg Kravis Roberts & Co. Partners LLP.

Citizenship: Italy

Gregory D. Wasson

Business Address: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Former President and Chief Executive Officer, Walgreens Boots Alliance, Inc.

Citizenship: United States

Thomas J. Sabatino, Jr.

Business Address: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Executive Vice President, Global Chief Legal and Administrative Officer and Corporate Secretary, Walgreens Boots Alliance, Inc.

Citizenship: United States

Robert Zimmerman

Business Address: c/o Walgreens Boots Alliance, Inc. Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Retired Senior Vice President International and International Chief Accounting Officer, Walgreen Co.

Citizenship: United States

Nick Land

Business Address: c/o Alliance Boots GmbH, Untermattweg 8, 3027 Bern, Switzerland

Present Principal Occupation: Company Director

Citizenship: United Kingdom

Etienne Jornod

Business Address: c/o Alliance Boots GmbH, Untermattweg 8, 3027 Bern, Switzerland

Present Principal Occupation: Executive Chairman, Galenica AG

Citizenship: Switzerland

Tony De Nunzio

Business Address: c/o Alliance Boots GmbH, Untermattweg 8, 3027 Bern, Switzerland

Present Principal Occupation: Senior Adviser to Kohlberg Kravis Roberts & Co.

Citizenship: United Kingdom

Christopher Britton

Business Address: c/o Alliance Boots GmbH, Untermattweg 8, 3027 Bern, Switzerland

Present Principal Occupation: Manager, B&B Capital Partners

Citizenship: United Kingdom

Frank Standish

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Company Secretary, Alliance Boots

Citizenship: Republic of Ireland

WALGREENS SWISS INTERNATIONAL GmbH

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015.

Joseph H. Greenberg

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

Citizenship: United States

Martin Häuselmann

Business Address: Gfeller + Partner AG, Amthausgasse 6, Postfach 619, 3000 Bern, Switzerland

Present Principal Occupation: Partner, Geffler+Partner AG

Citizenship: Switzerland

ONTARIO HOLDINGS WBA LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all directors listed below are citizens of the United States.

Joseph H. Greenberg

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

Jason Dubinsky

Present Principal Occupation: Assistant Treasurer, Walgreens Boots Alliance, Inc.

WALGREEN INTERNATIONAL S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 46A, Avenue J.F. Kennedy, Luxembourg, L-1855, Grand Duchy of Luxembourg.

Joseph H. Greenberg

Business Address: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

Citizenship: United States

Jack Mudde

Present Principal Occupation: Deputy Managing Director, TMF Luxembourg SA

Citizenship: The Netherlands

Gwenaelle Cousin

Present Principal Occupation: Team Leader, TMF Luxembourg SA

Citizenship: France

SUPERIOR LUXCO 3 S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 46A, Avenue J.F. Kennedy, Luxembourg, L-1855, Grand Duchy of Luxembourg.

Joseph H. Greenberg

Business Address: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

Citizenship: United States

Martha Caballero

Present Principal Occupation: Team Leader, TMF Luxembourg SA

Citizenship: Mexico

Gwenaelle Cousin

Present Principal Occupation: Team Leader, TMF Luxembourg SA

Citizenship: France

SUPERIOR LUXCO 2 S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 46A, Avenue J.F. Kennedy, Luxembourg, L-1855, Grand Duchy of Luxembourg.

Joseph H. Greenberg

Business Address: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

Citizenship: United States

Jack Mudde

Present Principal Occupation: Deputy Managing Director, TMF Luxembourg SA

Citizenship: The Netherlands

Gwenaelle Cousin

Present Principal Occupation: Team Leader, TMF Luxembourg SA

Citizenship: France

SUPERIOR LUXCO 1 S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 46A, Avenue J.F. Kennedy, Luxembourg, L-1855, Grand Duchy of Luxembourg.

Joseph H. Greenberg

Business Address: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Divisional Vice President, Corporate, M&A and Securities Law, Walgreen Co.

Citizenship: United States

Jack Mudde

Present Principal Occupation: Deputy Managing Director, TMF Luxembourg SA

Citizenship: The Netherlands

Gwenaelle Cousin

Present Principal Occupation: Team Leader, TMF Luxembourg SA

Citizenship: France

WALGREENS BOOTS ALLIANCE, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all directors listed below are United States Citizens, except for Janice M. Babiak, who is a citizen of the United States and the United Kingdom, Alan G. McNally, who is a citizen of Canada, Stefano Pessina, who is a citizen of Monaco, and Dominic Murphy, who is a citizen of the Republic of Ireland.

Janice M. Babiak

Present Principal Occupation: Former Managing Partner, Ernst & Young LLP

David J. Brailer, MD

Present Principal Occupation: Chairman, Health Evolution Partners

Steven A. Davis

Present Principal Occupation: Former Chairman and CEO, Bob Evans Farms, Inc.

William C. Foote

Present Principal Occupation: Former Chairman and CEO, USG Corporation

Mark P. Frissora

Present Principal Occupation: Former Chairman and CEO, Hertz Global Holdings, Inc.

Ginger L. Graham

Present Principal Occupation: President and CEO, Two Trees Consulting

Alan G. McNally

Present Principal Occupation: Former Chairman and Chief Executive Officer, Harris Bank

Dominic P. Murphy

Business Address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Present Principal Occupation: Individual Partner, Kohlberg Kravis Roberts & Co. Partners LLP

Stefano Pessina

Business address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Acting Chief Executive Officer, Walgreens Boots Alliance, Inc.

Barry Rosenstein

Present Principal Occupation: Managing Partner, JANA Partners LLC

Nancy M. Schlichting

Present Principal Occupation: CEO, Henry Ford Health System

Alejandro Silva

Present Principal Occupation: Chairman and CEO, Evans Food Group, Inc.

James A. Skinner

Present Principal Occupation: Executive Chairman, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA all officers listed below are United States citizens, except for Alexander Gourlay and Simon Roberts, who are a citizens of the United Kingdom, and Stefano Pessina and Ornella Barra, who are citizens of Monaco and Ken Murphy, who is a citizen of the Republic of Ireland.

James A. Skinner

Present Principal Occupation: Executive Chairman, Walgreens Boots Alliance, Inc.

Stefano Pessina

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Acting Chief Executive Officer, Walgreens Boots Alliance, Inc.

Ornella Barra

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice President of Walgreens Boots Alliance, Inc. and President and Chief Executive Global Wholesale and International Retail

Jeffrey Berkowitz

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of

Pharma and Global Market Access

Ken Murphy

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Global Brands

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President, Walgreen Co.

Simon Roberts

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance and President of Boots

Timothy McLevish

Present Principal Occupation: Executive Vice President and Chief Financial Officer, Principal Accounting Officer, and Treasurer, Walgreens Boots Alliance, Inc.

Thomas J. Sabatino, Jr.

Present Principal Occupation: Executive Vice President, Global Chief Legal and Administrative Officer and Corporate Secretary, Walgreens Boots Alliance, Inc.

Timothy J. Theriault

Present Principal Occupation: Executive Vice President and Global Chief Information Officer, Walgreens Boots Alliance, Inc.

Kathleen Wilson-Thompson

Present Principal Occupation: Executive Vice President and Global Chief Human Resources Officer, Walgreens Boots Alliance, Inc.